Exhibit 10.3

English Summary of Bank Loan Agreement

Lender:  Hua Nan Commercial Bank of Taiwan

Borrower Name: ColorStars, Inc.

Borrower Account No.: 1870138500891

Borrower Company Unity No.: 80179506

Loan Amount: Three Million New Taiwan Dollars (NTD 3,000,000.00)

Loan Term: From July 30, 2012 to January 29, 2013

Interest Rate: 3.15% per annum, fixed

Signature: Wei-Rur Chen, President and CEO – ColorStars, Inc.